

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2025

Greg Overholtzer
Chief Financial Officer
Trio Petroleum Corp.
5401 Business Park South, Suite 115
Bakersfield, California 93309

> **Re: Trio Petroleum Corp.**
> **Form 10-K for Fiscal Year Ended October 31, 2024**
> **Filed January 17, 2025**
> **File No. 001-41643**

Dear Greg Overholtzer:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation